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[redacted]

08029163

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: People's Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Wright Building, 9th Floor 1000 Lafayette Boulevard
(No and Street)

Bridgeport (City) CT. (State) 06601-0031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce T. McElwee (203) 338-4929
(Area Code – Telephone Number)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 29 2008

KPMG LLP

Washington, DC
111

(Name – *if individual, state last, first, middle name*)

Stamford Square 3001 Summer Street Stamford, CT 06905

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce T. McElwee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of People's Securities Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

Notary Public My Commision Expires May 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

PEOPLE'S SECURITIES, INC.

(A Wholly Owned Subsidiary of People's United Bank)

Financial Statements and Supplementary Schedules

December 31, 2007

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Independent Auditors' Report on Internal Controls

The Board of Directors
People's Securities, Inc.:

In planning and performing our audit of the financial statements of People's Securities, Inc. (the "Company"), a wholly-owned subsidiary of People's Bank, as of and for the year ended December 31, 2007, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's management and Board of Directors, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2008

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Table of Contents

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Independent Auditors' Report

The Board of Directors
People's Securities, Inc.:

We have audited the accompanying statement of condition of People's Securities, Inc. (the "Company") (a wholly owned subsidiary of People's United Bank) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of People's Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2008

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Statement of Condition

December 31, 2007

Assets

Cash and cash equivalents (note 3)	$	25,105,293
Cash segregated under federal regulations (note 3)		9,643,604
Securities segregated under federal regulations, at fair value (note 3)		1,997,805
Securities, at fair value (note 4)		16,707,230
Receivables from customers (note 5)		16,958,471
Receivables from clearing organization		4,676,757
Other assets		2,754,230
Total assets	$	77,843,390

Liabilities and Stockholder's Equity

Liabilities:		
Payables to customers (note 5)	$	32,899,059
Due to People's United Bank		3,587,559
Other liabilities		99,536
Total liabilities		36,586,154
Stockholder's equity (note 7):		
Common stock without par value; authorized 5,000 shares; 100 shares issued and outstanding		500,000
Additional paid-in capital		5,573,416
Retained earnings		35,183,820
Total stockholder's equity		41,257,236
Total liabilities and stockholder's equity	$	77,843,390

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Statement of Income

Year ended December 31, 2007

Revenues:		
Commissions from customer transactions	$	13,657,356
Investment management fees		4,687,149
Insurance commissions		1,274,365
Interest income on customer receivables		1,616,727
Interest income on securities and other earning assets		2,680,593
Net unrealized and realized gains on securities		95,717
Other		435,675
Total revenues		24,447,582
Expenses (note 6):		
Compensation and benefits		10,264,293
Data processing		1,161,816
Communications		600,910
Depreciation		260,520
Regulatory		260,240
Occupancy		739,656
Marketing		354,711
Transaction clearing		486,653
Interest expense (note 5)		293,519
Stationery, printing and postage		80,117
Legal		10,665
Other		597,389
Total expenses		15,110,489
Income before income tax expense		9,337,093
Income tax expense (note 6)		3,276,695
Net income	$	6,060,398

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2007

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2006	$ 500,000	$ 5,536,426	$ 29,123,422	$ 35,159,848
Net income	—	—	6,060,398	6,060,398
Liabilities assumed by Parent (note 7)	—	36,990	—	36,990
Balance at December 31, 2007	$ 500,000	$ 5,573,416	$ 35,183,820	$ 41,257,236

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	6,060,398
Adjustments to reconcile net income to net cash provided by operating activities:		
Restricted stock grants and stock option expense		36,990
Increase in cash segregated under federal regulations		(3,060,754)
Decrease in securities segregated under federal regulations		8,038,416
Decrease in securities at fair value		2,805,846
Decrease in receivables from customers		3,879,899
Increase in receivables from clearing organization		(2,848,696)
Decrease in payables to customers		(2,611,498)
Increase in due to People's United Bank		280,076
Changes in other assets and other liabilities, net		(2,317,995)
Net cash provided by operating activities		10,262,682
Net cash from investing activities		—
Net cash from financing activities		—
Net increase in cash and cash equivalents		10,262,682
Cash and cash equivalents at beginning of year		14,842,611
Cash and cash equivalents at end of year	$	25,105,293
Supplemental information:		
Cash paid for:		
Interest payments	$	293,519
Payments to People's United Bank in lieu of income taxes		3,276,695

See accompanying notes to financial statements.

(1) Organization and Nature of Business

People's Securities, Inc. (the "Company") is a brokerage firm and a wholly owned subsidiary of People's United Bank ("People's"). The Company is a member of the National Association of Securities Dealers and is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, and is a registered investment advisor with the Securities and Exchange Commission.

The Company is registered in all 50 states and operates through a network of 24 Connecticut-based investment and brokerage offices, with 22 located in People's traditional branches or financial centers. Commission revenues are principally fees charged to customers for buying and selling securities, including mutual funds, insurance and annuities. A significant portion of customer transactions are conducted online using the Internet.

(2) Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include highly liquid instruments (such as commercial paper) with an original maturity at the date of purchase of three months or less, but exclude cash segregated in a special reserve account under federal regulations. Cash equivalents are carried at amortized cost which approximates fair value.

Securities

All of the Company's securities at December 31, 2007, including securities segregated under federal regulations, were reported at fair value, with unrealized gains and losses included as revenue in the statement of income. The fair values of securities were based principally on market prices and dealer quotes.

Commissions

The Company recognizes commission revenues and expenses on a trade-date basis.

(Continued)

(3) Cash and Cash Equivalents

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, the Company is required to maintain a segregated special reserve bank account for the exclusive benefit of its customers. The Company maintains accounts at People's and Citibank N.A. with a balance of cash and securities totaling $9,643,604 and $1,997,805 respectively, at December 31, 2007.

Securities segregated under federal regulations consisted of $1,997,805 in US Treasury Notes at December 31, 2007.

Additional funds are invested daily in an interest-bearing cash management account administered by People's. Interest income earned on this account and other interest-bearing balances with People's amounted to $945,815 in 2007.

The components of cash (other than the segregated reserve account) and cash equivalents at December 31, 2007 are as follows:

Cash management account administered by People's	$	11,687,354
Commercial paper		12,878,710
Cash management accounts administered by others		539,229
Total cash and cash equivalents	$	25,105,293

(4) Securities, at Fair Value

The following is a summary of securities at December 31, 2007:

		Fair Value
Common Stock	$	74,235
Unit Investment Trust GNMA		103,508
Federal agency obligations		16,529,487
	$	16,707,230

(5) Customer Transactions

In the normal course of business, the Company's activities involve the execution, settlement and financing of various customer securities transactions. These customer activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, collateralized by cash equivalents and securities in the customers' accounts. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory requirements and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

(Continued)

Customer receivables and payables include amounts due on margin transactions and cash deposits, respectively, and are generally interest bearing. Interest rates on receivables are set between 0.75% and 2.25% over the Company's base rate which is 1% point above the broker call rate. Interest rates on payables are set slightly below People's money market rate. Receivables are generally collateralized by diversified portfolios of customer-owned margin securities that are not reflected in the Company's financial statements.

(6) Inter-company Expense Allocations

The Company's financial statements reflect allocations of certain occupancy, equipment and personnel-related expenses that are paid on its behalf by People's and reimbursed by the Company. Personnel-related allocations include salaries, costs attributable to the employees of the Company participating in the pension and other benefit plans sponsored by People's. In the opinion of management, the expenses allocated to the Company approximate the actual costs incurred.

During 2007 People's allocated the following expenses to the Company:

Compensation and benefits	$	10,062,838
Income tax expense		3,276,695
Occupancy		702,525
Other		3,263,401
Total	$	17,305,459

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by People's. Pursuant to a tax sharing arrangement, People's charges or credits the Company for the portion of the consolidated income tax expense or benefit attributable to the Company's stand-alone operations, based on income for financial reporting purposes. For 2007, income tax expense was allocated to the Company using the applicable federal statutory tax rate of 35%, since People's consolidated tax group did not incur a Connecticut income tax liability for the year.

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes,* which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. The adoption of this authoritative guidance did not have a material effect on the Company's financial statements.

(Continued)

(7) Stock Based Compensation

On January 1, 2006, People's adopted SFAS No. 123-R, *Share-Based Payment* (SFAS 123-R), using the modified prospective method. SFAS 123-R requires compensation cost with respect to all stock-based compensation be measured at the grant date fair value. The expense with respect to those awards expected to vest is recognized over the service period of the stock-based compensation granted. People's allocates the applicable compensation expense to the Company. During 2007, $36,990 related to stock-based compensation was allocated to the Company as an intercompany charge which was forgiven and as a result was recognized as additional paid in capital.

(8) Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital. As permitted by Rule 15c3-l, the Company has elected to compute its net capital requirement at December 31, 2007 using the alternative method. This method requires the maintenance of minimum net capital, as defined, equal to the greater of (i) $250,000 or (ii) 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2007, the Company had net capital of $38,229,971, which was approximately 177% of aggregate debit balances and $37,797,522 in excess of its required net capital.

Schedule 1

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Computation of Net Capital Under Rule 15c3-l

December 31, 2007

Net capital, as defined:		
Total stockholder's equity	$	41,257,236
Less: Accrued income recievable		(1,243,118)
Prepaid assets		(299,461)
Unsecured customer receivables		(12,241)
Other nonallowable assets		(2,500)
Net capital before haircuts on securities positions		39,699,916
Haircuts on securities positions (computed, where applicable, pursuant to Rule 15c3-l(f))		(1,469,945)
Net capital		38,229,971
Computation of alternative net capital requirement:		
The greater of (i) $250,000 or (ii) $432,449, representing 2% of aggregate debit items of $21,622,468 as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation		(432,449)
Excess net capital	$	37,797,522
Net capital in excess of:		
4% of aggregate debit items	$	37,365,072
5% of aggregate debit items		37,148,848

Note: There is no material difference between the above computation and the Company's calculation included in Part II of Form X-17A-5 as of December 31, 2007 filed on January 15, 2008.

See accompanying independent auditors' report.

Schedule 2

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2007

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	32,899,059
Other		19,784
Total credit balances	$	32,918,843
Debit balances:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	$	16,946,230
Receivables from clearing organization		4,676,757
Total debit balances		21,622,987
Less 3% of aggregate debit items		(648,674)
Total debit balances	$	20,974,313
Reserve computation:		
Excess of total credits over total debits	$	11,945,049
Amount held on deposit in reserve bank accounts including qualified securities		11,641,409
Amount of deposit on January 2, 2008		2,000,000
Balance for reserve computation		13,641,409
Excess per this calculation	$	1,696,360

Note: There is no material difference between the above computation and the Company's calculation included in Part II of Form X-17A-5 as of December 31, 2007 filed on January 15, 2008.

See accompanying independent auditors' report.

Schedule 3

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2007

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce date to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3	$	-
Number of items		None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$	-
Number of items		None

See accompanying independent auditors' report.

END